Filed pursuant to Rule 424(b)(3)

Registration Number 333-205339

PROSPECTUS

226,299 Shares of Common Stock

We are offering up to 226,299 shares of common stock that are issuable upon the exercise of Class A warrants previously offered and sold by us on January 21, 2010.  Each Class A warrant represents the right to purchase 0.75 of a share of common stock at any time, and from time to time through July 21, 2015 at an exercise price of $7.86 per share, (as adjusted for the anti-dilution provision triggered in our September 2014 financing).

You should read this document and any prospectus supplement or amendment carefully before you invest in our securities.

Our common stock is listed on the NASDAQ Capital Market under the symbol “VCEL.” On June 25, 2015, the closing price for our common stock, as reported on the NASDAQ Capital Market, was $3.63 per share.  Our principal executive offices are located at 64 Sidney Street, Cambridge, Massachusetts, 02139.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus beginning on page 4 and any applicable prospectus supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 15, 2015.

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EXPLANATORY STATEMENT

We filed a registration statement on Form S-3, File No. 333-180222, that was declared effective on March 30, 2012 and which expired on March 30, 2015 pursuant to Rule 415(a)(5) under the Securities Act, subject to an up-to 180 day grace period pending effectiveness of the registration statement of which this prospectus is a part.  Of the securities issued under such registration statement, Class A warrants to purchase 226,299 shares of our common stock remain outstanding and unexercised.  We have filed a registration statement of which this prospectus is a part for the sole purpose of ensuring that an effective registration statement covers the exercise of such Class A warrants.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus carefully, especially the discussion regarding the risks of investing in our securities under the heading “Risk Factors,” before investing in our securities. All references to “Company,” “we,” “our” or “us” refer solely to Vericel Corporation and its subsidiaries and not to the persons who manage us or sit on our Board of Directors.

Our Company

Overview

Vericel Corporation is a leader in developing patient-specific expanded cellular therapies for use in the treatment of patients with severe diseases and conditions. We market two autologous cell therapy products in the United States: Carticel® (autologous cultured chondrocytes), an autologous chondrocyte implant for the treatment of cartilage defects in the knee, and Epicel® (cultured epidermal autografts), a permanent skin replacement for the treatment of patients with deep-dermal or full-thickness burns comprising greater than or equal to 30% of total body surface area. We are also developing MACI™, a third-generation autologous chondrocyte implant for the treatment of cartilage defects in the knee, and ixmyelocel-T, a patient-specific multicellular therapy for the treatment of advanced heart failure due to ischemic dilated cardiomyopathy.

Acquisition of Sanofi’s CTRM Business

On May 30, 2014, we completed the acquisition of the Cell Therapy and Regenerative Medicine (CTRM) business of Sanofi, a French société anonyme (Sanofi), certain assets, including all of the outstanding equity interests of Genzyme Biosurgery ApS (Genzyme Denmark or the Danish subsidiary) (now known as Vericel Denmark ApS), a wholly-owned subsidiary of Sanofi and over 250 patents and patent applications of Sanofi and certain of its subsidiaries and assumed certain liabilities for purposes of acquiring a portion of the CTRM business, which researches, develops, manufactures, markets and sells Carticel, MACI and Epicel (the CTRM Transaction). In consideration for the acquisition of the CTRM business, we paid a total purchase price of approximately $6.5 million, as follows: (a) $4 million was paid in cash on the closing date of the CTRM Transaction, and (b) a $2.5 million promissory note which was paid on July 30, 2014.

Manufacturing

We acquired two cell-manufacturing facilities as part of the acquisition of the CTRM business in Cambridge, Massachusetts and Copenhagen, Denmark. The Cambridge facility, which is approved by the U.S. Food and Drug Administration (FDA), is used for U.S. manufacturing and distribution of Carticel, Epicel manufacturing and also manufactured MACI for the SUMMIT study conducted for approval in Europe. The Copenhagen manufacturing facility, which was approved by the Danish Medicines Agency (DKMA), was responsible for MACI manufacturing and distribution in Europe. As part of a June 2014 restructuring, we discontinued MACI manufacturing at the Copenhagen manufacturing facility. Going forward, we expect that any clinical and commercial production of MACI will occur at our Cambridge facility.

We also operate a centralized cell manufacturing facility in Ann Arbor, Michigan. The facility supports the current ixCELL-DCM clinical trial being conducted in the United States and Canada and we believe we have sufficient capacity, with minor modifications, to supply our early commercialization requirements.

Product Portfolio

Our approved and marketed products were acquired through the CTRM Transaction and include three approved autologous cell therapy products, each of which are further described below:  Carticel (autologous cultured chondrocytes), a first-generation product for autologous chondrocyte implantation (ACI) currently marketed in the U.S., MACI (matrix-applied characterized autologous cultured chondrocytes), a third-generation ACI product, and Epicel (cultured epidermal autografts), a permanent skin replacement for full thickness burns greater than or equal to 30% of total body surface area.  Our product candidate portfolio also includes ixmyelocel-T, a patient-specific multicellular therapy currently in development for the treatment of advanced heart failure due to ischemic dilated cardiomyopathy (DCM).

Carticel

Carticel, a first-generation ACI product for the treatment and repair of cartilage defects in the knee, is the first and only FDA-approved autologous cartilage repair product.  Carticel is indicated for the repair of symptomatic cartilage defects of the femoral condyle (medial, lateral or trochlea) caused by acute or repetitive trauma, in patients who have had an inadequate response to a prior arthroscopic or other surgical repair procedure such as debridement, microfracture, drilling/abrasion arthroplasty, or osteochondral allograft/autograft.  Carticel received a Biologics License Application (BLA) approval in 1997 and is currently marketed in the U.S.  It is generally used on patients with larger lesions (greater than 3 cm2).

In the U.S., we focus net sales of Carticel on the sports-injury-targeted orthopedic physician target audience, which is very concentrated, with 60% of the current Carticel business originating from 25% of this audience, or approximately 110 physicians. We currently have a 21-person field force calling on this sports-injury targeted orthopedic physician audience.

Epicel

Epicel is a permanent skin replacement for full thickness burns greater than or equal to 30% of total body surface area (TBSA).  Epicel is regulated by the Center for Biologics Evaluation and Research (CBER) under medical device authorities, and is currently the only FDA-approved autologous epidermal product available for large total surface area burns. Epicel was designed as a Humanitarian Use Device (HUD) in 1998 and a Humanitarian Device Exemption (HDE) application for the product was submitted in 1999. HUDs are devices that are intended for diseases or conditions that affect or are manifested in fewer than 4,000 individuals annually in the United States. Currently, approximately less than 100 patients are treated with Epicel in the U.S. each year.

Under the HDE approval of 2007, Epicel cannot be sold for an amount that exceeds the cost of research and development, fabrication and distribution. However, pursuant to the Pediatric Medical Device Safety and Improvement Act of 2007 and the FDA Safety and Innovation Act of 2012 (FDASIA), a HUD can be sold for profit if certain conditions are met. Under current law as amended by FDASIA, an HDE holder can make a profit on its HUD after receiving HDE approval if the device is intended for the treatment or diagnosis of a disease or condition that occurs in pediatric patients or in a pediatric subpopulation, and such device is labeled for use in pediatric patients or in a pediatric subpopulation in which the disease or condition occurs; or is intended for the treatment or diagnosis of a disease or condition that does not occur in pediatric patients or that occurs in pediatric patients in such numbers that the development of the device for such patients is impossible, highly impracticable, or unsafe. If the FDA makes a determination that a HUD meets the eligibility criteria, the HUD is permitted to be sold for profit after receiving HDE approval as long as the number of devices distributed in any calendar year does not exceed the Annual Distribution Number (ADN) for the device. The ADN is determined by FDA when it approves the original HDE application, or when the agency approves an HDE supplement for an HDE approved before the enactment of FDASIA, if the HDE holder seeks a determination for the HUD in an HDE supplement based upon the profit-making eligibility criteria, and FDA determines that the HUD meets the eligibility criteria.

We are currently investigating Epicel’s eligibility for an exemption from the profit prohibition and have requested a pre-submission meeting with the FDA to discuss the process and required data for submitting an HDE supplement to obtain an exemption from the profit prohibition. Epicel is currently being sold at a price that reflects the cost of research and development, fabrication and distribution.

Also, up until July 2014, we had one sales representative selling Epicel and two partially dedicated Medical Scientific Liaisons supporting Epicel inquiries. We currently have a 4-person field force.

MACI

MACI is a third-generation ACI product for the treatment of focal chondral cartilage defects in the knee.  MACI received marketing authorization in Europe in July 2013 by meeting the requirements of the Advanced Therapy and Medicinal Product (ATMP) guidelines.  MACI has been commercially available in the EU since 1998.  As part of the June 2014 restructuring we temporarily suspended sales of MACI in August 2014, primarily due to low utilization and an unfavorable pricing environment.  We believe that MACI has significant revenue potential in the U.S. The timing and strategy for and a possible reintroduction in select EU countries have not yet been determined. In June of 2015, we announced plans to submit a BLA to the FDA by the end of this year for MACI, for the treatment of cartilage defects in the knee.

MACI was obtained by Sanofi by acquiring Verigen AG (Verigen) in 2005.  As part of Sanofi’s acquisition of Verigen, Sanofi agreed to make cash payments to Verigen upon the achievement of developmental milestones relating to regulatory and commercialization of MACI in the United States. In connection with our acquisition of the CTRM business, we agreed that if we further developed MACI in the U.S., we would be obligated to pay these milestone payments. During the third quarter of 2014, at the request of the Company, Sanofi entered into a settlement agreement with the former shareholders of Verigen whereby these shareholders agreed to discharge all obligations related to these MACI milestone payments in exchange for a one-time cash payment of €2.5 million (approximately $3.2 million). We paid this amount in full in October 2014.

Ixmyelocel-T

Our preapproval stage portfolio also includes ixmyelocel-T, a unique patient-specific multicellular therapy derived from an adult patient’s own bone marrow which utilizes our proprietary, highly automated and scalable manufacturing system. Our proprietary cell manufacturing process significantly expands the mesenchymal stromal cells (MSCS) and M2-like anti-inflammatory macrophages in the patient’s bone marrow mononuclear cells while retaining many of the hematopoietic cells. These cell types are known to regulate the immune response and play a key role in tissue repair and regeneration by resolving pathologic inflammation, promoting angiogenesis, and remodeling ischemic tissue. The novelty and advantage of using ixmyelocel-T is the expansion of a unique combination of cell populations, including MSCS and M2-like macrophages, which secrete a distinct combination of angiogenic and regenerative factors, and possess the ability to remain anti-inflammatory in the face of inflammatory challenge.

Our lead clinical development program for ixmyelocel-T is focused on severe, chronic ischemic cardiovascular diseases. We are currently conducting the Phase 2b ixCELL-DCM study, which is a randomized, double-blind, placebo-controlled clinical trial for patients with advanced heart failure due to ischemic DCM. Ixmyelocel-T has been granted a U.S. Orphan Drug designation by the FDA for the treatment of DCM. We also have an ongoing ixmyelocel-T clinical program for the treatment of craniofacial reconstruction and have conducted clinical studies for the treatment of critical limb ischemia.

The ongoing Phase 2b ixCELL-DCM clinical study has treated 114 patients at 28 sites in the U.S. and Canada. Patients will be followed for 12 months for the primary efficacy endpoint of major adverse cardiovascular events, defined as all-cause deaths, all-cause hospitalizations, and unplanned outpatient or emergency department visits for IV treatment of acute worsening heart failure. Secondary endpoints include clinical, functional, structural, symptomatic, quality of life, and biomarker measures at 3, 6 and 9 months. Patients will be followed for an additional 12 months for safety. We completed enrollment of the ixCELL-DCM study in January 2015, and expect to have top-line efficacy results around the end of the first quarter of 2016.

Company Information

We were incorporated under the laws of the State of Michigan on March 24, 1989.  Our principal executive offices are located at 64 Sidney Street, Cambridge, Massachusetts, 02139 and our telephone number is (617) 588-5555.  Our website address is www.vcel.com.  The reference to our website is intended to be an inactive textual reference and, except for the documents incorporated by reference as noted below, the information on, or accessible through, our website is not part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider all of the information appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2014 and any updates described in our subsequent Quarterly Reports on Form 10-Q, each of which is incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus.

The warrants are speculative in nature.

The warrants do not confer any rights of common stock ownership on its holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price for a limited period of time.  Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire the common stock and pay an exercise price of $7.86 per share (as adjusted for the anti-dilution provision triggered in our September 2014 financing), prior to the date that is five years from the date of exercisability, which is July 21, 2015, after which date any unexercised warrants will expire and have no further value.  Moreover, following this offering, the market value of the warrants is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their public offering price.  There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

Certain of our outstanding warrants include anti-dilution protection for any issuance of securities lower than the exercise price of such warrants such as is contemplated by this offering if such lower issuance occurs prior to the exercise or during the exercise period of the warrants.  This anti-dilution protection could result in dilution to the shareholders and may contribute to downward pressure on the trading price of our common stock.

We currently have outstanding warrants to purchase 724,950 shares of common stock issued in August 2013 and warrants to purchase 15,405 shares of common stock issued December 2010, with current exercise prices of $4.80 and $2.55 per common share before any adjustment related to this offering, respectively.  Certain of our outstanding warrants contain anti-dilution provisions that reduce the exercise price of the warrants if we issue or sell, or are deemed to have issued or sold, any shares of its common stock or securities exercisable or convertible into shares of common stock for no consideration or for a consideration per share less than the applicable exercise price in effect immediately prior to the time of such issue or sale, as is contemplated by this offering.  The exercise of the warrants at prices below the market price of our common stock could adversely affect the price of shares of our common stock. In addition, sales of the shares of our common stock issuable upon exercise of the warrants could have a depressive effect on the price of our common stock, particularly if there is not a coinciding increase in demand by purchasers of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “estimates,” “plans,” “projects,” “trends,” “opportunity,” “comfortable,” “current,” “intention,” “position,” “assume,” “potential,” “outlook,” “remain,” “continue,” “maintain,” “sustain,” “seek,” “achieve,” “continuing,” “ongoing,” “expects,” “believe,” “intend” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this report, and in particular those factors referenced in the section “Risk Factors.”

Because the factors referred to in the preceding paragraph could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements we make, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding:

•        potential strategic collaborations with others;

•        future capital needs and financing sources;

•        adequacy of existing capital to support operations for a specified time;

•        product development and marketing plan;

•        features and successes of our cellular therapies;

•        manufacturing and facility capabilities;

•        regulatory developments in the United States and foreign countries;

•        the timing or likelihood of regulatory filings and approvals;

•        clinical trial plans and anticipated results, including the publication thereof;

•        anticipation of future losses;

•        replacement of manufacturing sources;

•        integration of the CTRM business and assets;

•        commercialization plans;

•        revenue expectations and operating results; or

•        other risks and uncertainties, including those listed under the caption “Risk Factors.”

Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus, any supplements to this prospectus and the documents that we reference in this prospectus with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus or any supplement to this prospectus, whether as a result of new information, future events or otherwise.

HOW WE INTEND TO USE THE PROCEEDS

The estimated net proceeds we will receive from this offering will be approximately $1,759,402 if all of the Class A warrants are exercised.

Unless otherwise provided in a supplement or amendment to this prospectus, we intend to use any net proceeds from this offering, together with other available funds, for operating costs, including continuing to conduct our clinical development programs and pursuing commercialization of our products and product candidates, capital expenditures and working capital needs and for other general corporate purposes.

We have not specifically identified the precise amounts we will spend on each of these areas or the timing of these expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering, progress with clinical product development and other cell therapy application programs. In addition, expenditures may also depend on the establishment of new collaborative arrangements with other companies, the availability of other financing, and other factors.

We will be required to raise substantial additional capital to continue to fund the clinical development of our cell therapy applications. We may raise additional capital through additional public or private financings, as well as collaborative relationships, incurring debt and other available sources. Please see the discussion of the risks associated with our liquidity in the section “Risk Factors.”

PLAN OF DISTRIBUTION

We are offering up to 226,299 shares of our common stock issuable upon the exercise of outstanding Class A warrants to purchase 226,299 shares of common stock.   We are not offering any new warrants or any other shares pursuant to the registration statement of which this prospectus is a part.

Exercise of Class A Warrants.  The Class A warrants were issued on January 21, 2010 and are exercisable at any time up through July 21, 2015.  If an effective registration statement is available for the issuance of the shares of common stock issuable upon exercise of the Class A warrants, the Class A warrants are exercisable at the option of each holder by delivering to us a duly executed exercise notice accompanied by payment in cash for the number of common stock purchased upon such exercise.

In the event that a registration statement covering shares of common stock underlying the Class A warrants, or an exemption from registration is not available for the issuance or resale of such shares of common stock underlying the Class A warrants, the holder may, in its sole discretion, exercise the Class A warrant and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Class A warrant.

Prior Offer and Sale of the Class A Warrants.  The Class A warrants were initially offered and sold pursuant to the Registration Statement on Form S-3, File No. 333-155739, as supplemented by a prospectus supplement filed January 15, 2010 and subsequently pursuant to the Registration Statement on Form S-3, File No. 333-180222, filed with the SEC on March 19, 2012.

In connection with such offering, we agreed to indemnify the underwriter and its affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the underwriter agreement. We have also agreed to contribute to payments the underwriter and its affiliates may be required to make in respect of such liabilities.

CERTAIN PROVISIONS OF MICHIGAN LAW AND OF OUR CHARTER AND

BYLAWS; TRANSFER AGENT AND REGISTRAR

We are subject to certain anti-takeover provisions of the Michigan Business Corporation Act (MBCA) that could delay or make more difficult a merger or tender offer involving us.  Chapter 7A of the MBCA prevents, in general, an “interested shareholder” (defined generally as a person owning 10% or more of a corporation’s outstanding voting shares) from engaging in a “business combination” (as defined therein) with a Michigan corporation unless: (a) the board of directors issues an advisory statement, holders of 90% of the shares of each class of stock entitled to vote approve the transaction, and holders of two-thirds of the “disinterested” shares of each class of stock approve the transaction; (b) the interested shareholder has been an interested shareholder for at least five years and has not acquired beneficial ownership of any additional shares of the corporation subsequent to the transaction which resulted in such shareholder being classified as an interested shareholder, and meets certain requirements, including provisions relating to the fairness of the price and the form of consideration paid; or (c) the board of directors, by resolution, exempts a particular interested shareholder from these provisions prior to the interested shareholder becoming an interested shareholder. The MBCA also contains certain other provisions that could have anti-takeover effects.

Our Charter does not provide shareholders with the right to act without a meeting and does not provide for cumulative voting in the election of directors.  The amendment of any of these provisions would require approval by holders of at least a majority of the shares of our outstanding common stock.

These and other provisions of our Charter or Bylaws, as well as our Rights Agreement described below under “Securities We May Offer,” could have the effect of deterring certain takeovers or delaying or preventing certain changes in control or changes in our management, including transactions in which shareholders might otherwise receive a premium for their shares over then-current market prices.

Shareholder Rights Agreement—Series A Junior Participating Cumulative Preferred Stock

On August 11, 2011, our Board adopted a shareholder rights agreement (Rights Agreement), the purpose of which is, among other things, to enhance the Board’s ability to protect shareholder interests and to ensure that shareholders receive fair treatment in the event any coercive takeover attempt of the Company is made in the future. The Rights Agreement could make it more difficult for a third-party to acquire, or could discourage a third party from acquiring, us or a large block of our common stock.

The following summary description of the Rights Agreement should be read in conjunction with the Rights Agreement, which was filed with the SEC as an exhibit to a Registration Statement on Form 8-A on August 12, 2011 and amended in March 2012 to allow Eastern Capital to acquire beneficial ownership of up to 49.9% of the Company’s outstanding securities without being deemed an “acquiring person” for purposes of our Rights Agreement.

In connection with the adoption of the Rights Agreement, the Board declared a dividend distribution of one preferred stock purchase right (Right) for each outstanding share of common stock to shareholders of record as of the close of business on August 15, 2011. In addition, one Right will automatically attach to each share of common stock issued between August 15, 2011 and the distribution date. As a result of the October 2013 reverse stock split, the number of Rights associated with each share of common stock was automatically proportionately adjusted so that (i) twenty rights were then associated with each outstanding share of common stock and (ii) so long as the Rights are attached to the common stock, twenty rights shall be deemed to be delivered for each share of common stock issued or transferred by the Company in the future. The Rights currently are not exercisable and are attached to and trade with the outstanding shares of common stock. Under the Rights Agreement, the Rights become exercisable if a person or group becomes an “acquiring person” by acquiring 15% or more of the outstanding shares of common stock or if a person or group commences a tender offer that would result in that person owning 15% or more of the common stock. On the tenth day after a person or group becomes an “acquiring person,” each holder of a Right (other than the acquiring person and its affiliates, associates and transferees) would be entitled to purchase, at the then-current exercise price, such number of shares of our preferred stock which are equivalent to shares of common stock having a value of twice the exercise price of the Right. If we are is acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value of twice the exercise price of the Right.

Each share of preferred stock is entitled to payment of a quarterly dividend, an increased vote multiple, and a liquidation preference. In addition, each share of preferred stock is granted the exclusive right to vote for two additional members of the Board whose positions are created upon the vesting of such rights upon holders of preferred stock. Except in certain limited circumstances, once purchased, said shares are not redeemable by us.

The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board) by the Board only until the earlier of (i) the time at which any person becomes an “acquiring person” or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the Board ordering redemption of the Rights, the Right will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price. The Rights will expire at the close of business on August 15, 2021, unless previously redeemed or exchanged by us as described above.

SECURITIES WE MAY OFFER

`We are offering a maximum of 226,299 shares of common stock upon the exercise of outstanding Class A warrants to purchase shares of our common stock.  The following briefly summarizes the general terms and provisions of our shares of common stock, and the Class A warrants pursuant to which such shares of common stock may be issued.  You should read the provisions of our articles of incorporation, as amended, bylaws and other relevant instruments and agreements relating to our securities before you make an investment decision with respect to our shares of common stock.

The following description of our common stock and certain provisions of our Charter and our amended and restated bylaws, or Bylaws, is a summary and is qualified in its entirety by the provisions of our Charter and Bylaws.

Authorized Capital

Our authorized capital stock consists of 75,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. Please see “Certain Provisions of Michigan Law and of Our Charter and Bylaws; Shareholder Rights Plan; Transfer Agent and Registrar” for a description of those provisions in our Charter and Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to an extraordinary corporate transaction involving us or our subsidiaries.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. We do not have a classified board of directors and shareholders do not have cumulative voting rights. Holders of common stock have no preemptive, redemption or conversion rights and are not subject to future calls or assessments. No sinking fund provisions apply to our common stock. All outstanding shares are fully-paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in assets available for distribution, subject to any prior distribution rights of any preferred stock then outstanding. Holders of common stock are entitled to receive proportionately any such dividends declared by our Board, out of legally available funds for dividends, subject to any preferences that may be applicable to any shares of preferred stock that may be outstanding at that time. The rights, preferences and privileges of holders of common stock are set forth in our Charter, which may be amended by the holders of a majority of the outstanding shares of common stock. We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, our company or a large block of our common stock. Please see the description above in “Certain Provisions of Michigan Law and of our Charter and Bylaws; Shareholder Rights Plan; Transfer Agent and Registrar.”

Description of Outstanding Class A Warrants Pursuant to which the Offered Shares of Common Stock may be Issued

The following description summarizes the material terms and provisions of the Class A warrants. Each Class A warrant has an exercise price of $7.86 (as adjusted for the anti-dilution provision triggered in our September 2014 financing), subject to further adjustment as summarized below, and is exercisable at any time beginning six months after issuance until 5:30 p.m. (New York time) on the date that is five years from the date of exercisability, which is July 21, 2015. Each Class A warrant is exercisable for 0.75 shares of common stock.

Each Class A warrant provides that the share ratio and exercise price of the Class A warrants is subject to adjustment in the event of a subdivision or consolidation of our common stock.  Each Class A warrant also provides that if there is: (i) any reclassification or change of our common stock into other shares; (ii) any consolidation, amalgamation, arrangement or other business combination resulting in any reclassification or change of our common stock into other shares; or (iii) any sale, lease, exchange or transfer of our assets in their entirety or substantially in their entirety to another entity, then each holder of a Class A warrant which is thereafter exercised shall receive, in lieu of common stock, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised such Class A warrants prior to the event.

Subject to certain exceptions, if we sell or issues shares of common stock, rights, options or warrants to purchase shares of common stock, other rights for shares of the common stock, or securities convertible or exchangeable into shares of common stock, in any case at a price per share less than the Class A warrant exercise price, then the Class A warrant exercise price will be reduced to the price determined by multiplying the exercise price in effect immediately prior to such issuance by a fraction, (A) the numerator of which will be the number of shares of common stock outstanding immediately prior to such issuance plus the number of shares which the aggregate consideration received for such issuance would purchase at the exercise price in effect immediately prior to such issuance, and (B) the denominator of which will be the number of shares of common stock outstanding immediately after such issuance.

We also covenanted in each Class A warrant that, during the period in which the Class A warrants are exercisable, it will give public notice of its intention to fix a record date for the issuance of rights, options or warrants (other than the warrants) to all or substantially all of the holders of our common stock at least 10 days prior to the record date of such event.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

LEGAL MATTERS

Certain legal matters, including the legality of the securities offered, will be passed upon for us by Dykema Gossett PLLC, Bloomfield Hills, Michigan, acting as special counsel to the Company.  In connection with the offering, other legal matters will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2014, as well as the audited special purpose combined financial statements of the Cell Therapy and Regenerative Medicine Business, a product portfolio of Sanofi, included as Exhibit 99.1 to Vericel Corporation’s Current Report on Form 8-K, as amended, dated  June 29, 2015, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file, including the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  These documents also may be accessed through the SEC’s electronic data gathering, analysis and retrieval system, or EDGAR, via electronic means, including the SEC’s home page on the Internet (www.sec.gov).  You may also inspect the registration statement on this website.

We have the authority to designate and issue more than one class or series of stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. See “Securities We May Offer.” We will furnish a full statement of the relative rights and preferences of each class or series of our stock which has been so designated and any restrictions on the ownership or transfer of our stock to any shareholder upon request and without charge. Written requests for such copies should be directed to Vericel Corporation, 64 Sidney Street, Cambridge, Massachusetts, 02139, Attention: Investor Relations, or by telephoning us at (734) 418-4411. Our website is located at www.vcel.com. Information contained on our website is not incorporated by reference into this prospectus and, therefore, is not part of this prospectus or any accompanying prospectus supplement.

INCORPORATION BY REFERENCE

This prospectus incorporates by reference important business and financial information that we file with the SEC and that we are not including in or delivering with this prospectus.  As the SEC allows, incorporated documents are considered part of this prospectus, and we can disclose important information to you by referring you to those documents.  We incorporate by reference the documents listed below:

•                  our annual report on Form 10-K for the period ended December 31, 2014, filed with the SEC on March 25, 2015;

•                  the portions of our definitive Proxy Statement for the Annual Meeting of Shareholders held on May 12, 2015, that have been incorporated by reference into the Form 10-K;

•                  our quarterly report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 14, 2015;

•                  our current reports on Form 8-K filed with the SEC on January 7, 2015, March 23, 2015, March 25, 2015, May 14, 2015, May 15, 2015 and June 11, 2015 respectively (excluding any information furnished in such reports under Item 2.02, Item 7.01 or Item 9.01);

•                  audited special purpose combined financial statements of the Cell Therapy and Regenerative Medicine Business included as Exhibit 99. 1 in our report on Form 8-K, filed with the SEC on June 2, 2014, as amended on June 16, 2014, August 29, 2014 and June 29, 2015;

•                  the description of the rights to purchase shares of our Series A Junior Participating Cumulative Preferred Stock contained in the Registration Statement on Form 8-A, filed with the SEC on August 12, 2011, including any amendment or report for the purpose of updating such description; and

•                  the description of our common stock contained in our registration statement on Form S-1, which was filed with the SEC on November 1, 1996, including any amendment or report filed for the purpose of updating such description.

All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any report or document that is not deemed filed under such provisions, (i) on or after the date of filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and (ii) on or after the date of this prospectus until the earlier of the date on which all of the securities registered hereunder have been sold or the registration statement of which this prospectus is a part has been withdrawn, shall be deemed incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of those documents.

Pursuant to Rule 412 under the Securities Act, any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of any or all of these filings, at no cost, by writing to us at: Vericel Corporation, 64 Sidney Street, Cambridge, Massachusetts, 02139, Attention: Investor Relations, or by telephoning us at (734) 418-4411.  These filings may also be obtained through our website located at http://www.vcel.com.  The reference to our website is intended to be an inactive textual reference and, except for the documents incorporated by reference as noted above, the information on, or accessible through, our website is not intended to be part of this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement.  We have not authorized anyone else to provide you with different information.  You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

We advise that there have been no material changes in our affairs that have occurred since the end of the latest fiscal period for which audited financial statements were included in the latest Form 10-K and that have not been described in a Form 10-Q or Form 8-K filed under the Exchange Act.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

As permitted by the MBCA, our Bylaws contain provisions that permit us to indemnify our directors and officers to the full extent permitted by Michigan law and our Charter contains provisions that eliminate the personal liability of our directors in each case for monetary damages to us or our shareholders for breach of their fiduciary duties, except to the extent that Michigan law prohibits indemnification or elimination of liability. These provisions do not limit or eliminate our rights or the rights of any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

The rights of indemnification provided in our Bylaws are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GLOSSARY

TERM	DEFINITION
Adverse Event

Any adverse change in health or “side-effect” that occurs in a person participating in a clinical trial, from the time they consent to joining the trial until a pre-specified period of time after their treatment has been completed.

Autologous	Originating from the patient receiving treatment. (Vericel uses only autologous cells)

BLA — Biologics License Application	An application containing product safety, efficacy and manufacturing information required by the FDA to market biologics products in the U.S.

Catheter-DCM	Vericel’s U.S. Phase 2 clinical trial investigating catheter-based delivery of our product in the treatment of dilated cardiomyopathy.

CLI — Critical Limb Ischemia	A vascular disease characterized by insufficient blood flow in the lower extremities that causes severe pain, tissue loss or both.

Controlled Clinical Trial

A clinical study that compares patients receiving a specific treatment to patients receiving an alternate treatment for the condition of interest. The alternate treatment may be another active treatment, standard of care for the condition and/or a placebo (inactive) treatment.

DCM — Dilated Cardiomyopathy	A chronic cardiac disease where expansion of the patient’s heart reduces the pumping function to a point that the normal circulation of blood cannot be maintained.

Double-Blind Clinical Trial	Clinical trials in which neither the patient nor the physician know if the patient received the experimental treatment or a control/placebo.

FDA — Food & Drug Administration

The U.S. FDA ensures that medicines, medical devices, and radiation-emitting consumer products are safe and effective. Authorized by Congress to enforce the Federal Food, Drug, and Cosmetic Act and several other public health laws, the agency monitors the manufacture, import, transport, storage, and sale of $1 trillion worth of goods annually.

GMP — Good Manufacturing Practice

GMP regulations require that manufacturers, processors, and packagers of drugs, medical devices, some food, and blood take proactive steps to ensure that their products are safe, pure, and effective. GMP regulations require a quality approach to manufacturing, enabling companies to minimize or eliminate instances of contamination, mix-ups, and errors.

IMPACT-DCM	Vericel’s U.S. Phase 2 clinical trial investigating surgical delivery of our product in the treatment of dilated cardiomyopathy.

IND — Investigational New Drug	An application submitted to the FDA for a new drug or biologic that, if allowed, will be used in a clinical trial.

Ischemia	A shortage or inadequate flow of blood to a body part (commonly an organ or tissue) caused by a constriction or obstruction of the blood vessels supplying it.

LVEF — Left Ventricular Ejection Fraction	The fraction of blood pumped out of the left ventricle with each heartbeat.

Open-label Clinical Trial	A trial in which both the treating physician and the patient know whether they are receiving the experimental treatment or control/placebo treatment.

Orphan Drug Designation	“Orphan drug” refers to a drug or biologic that is intended for use in the treatment of a rare disease or condition. Orphan drug designation from the U.S. Food and Drug Association (FDA) qualifies the sponsor to receive certain benefits from the Government in exchange for developing the drug for a rare disease or condition. The drug must then go through the FDA marketing approval process like any other drug or biologic which evaluates for safety and efficacy. Usually a sponsor receives a quicker review time and lower application fees for an orphan product.

Phase 1 Clinical Trial	A Phase 1 trial represents an initial study in a small group of patients to test for safety and other relevant factors.

Phase 2 Clinical Trial	A Phase 2 trial represents a study in a moderate number of patients to assess the safety and efficacy of a product.

Phase 2b Clinical Trial	A Phase 2b trial is a moderately-sized Phase 2 trial that is more specifically designed assess the efficacy of a product than a Phase 2a trial.

Phase 3 Clinical Trial	Phase 3 studies are initiated to establish safety and efficacy in an expanded patient population at multiple clinical trial sites and are generally larger than trials in earlier phases of development.

Progenitor Cells	A “parent” cell that gives rise to a distinct cell lineage by a series of cell divisions.

Prospective Clinical Trial	A clinical trial in which participants are identified and then followed throughout the study going forward in time.

Randomized Clinical Trial	A clinical trial in which the participants are assigned randomly to different treatment groups.

SPP — Single-Pass Perfusion

SPP is Vericel’s proprietary technology that controls gas and cell culture media exchange to enable the replication of early-stage stem and progenitor cells while preventing their differentiation into mature cells.

Stem Cell

Unspecialized (undifferentiated) cells that retain the ability to divide throughout a lifetime and give rise to more specialized (differentiated) cells which take the place of cells that die or are lost.

In culture, these undifferentiated cells possess the ability to divide for indefinite periods in culture and may give rise to highly specialized cells.

226,299 Shares of Common Stock

PROSPECTUS

July 15, 2015

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any securities in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.